January 11, 2006

Donna Di Silvio

Staff Accountant

Michael Moran

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Stop 3561

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

RE:       Elamex, S.A. de C.V. (the “Company”)
10-K for the fiscal year ended December 31, 2004
10-Q for the quarterly period ended March 31, 2005

File No. 000-27992 (the "Comment Letter")

Dear Ms. Di Silvio:

Following is our response to your Comment Letter of January 3, 2006.  In order to facilitate your review, we have repeated each of your numbered comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for the fiscal year ended December 31, 2004, as amended.

1.  We note you have included Note 1 to the consolidated financial statements as revised to reflect the differences in amounts originally reported for Qualcore for 2003 and 2004. Please file an amendment in accordance with Rule 12b-15 of the Exchange Act including the complete text of each item as amended. In this regard, please include Item 8, Financial Statements and Supplementary Data, in its entirety in an amended filing.

Response:

A report on Form 10-K/A was filed on January 6, 2005, in compliance with this request.

2.  You disclose in the explanatory note that the previously reported financial results of Elamex are not affected by the changes to the Qualcore amounts. Please tell us what factors you considered in determining that it was not probable that the Company would be liable for its share of the guarantee under the lease agreement for the building in Celaya, Mexico. In this regard, we note that as of December 31, 2004 Qualcore reported an accumulated deficit for both 2003 and 2004, reported a net loss for 2002, 2003, and 2004, was in default under its bank financing, and was not current in its rental payments.

Response:

The Company confirms that there is no impact to the Elamex December 31, 2004 financial statements in connection with subsequent adjustments made to Qualcore, S. de R.L. de C.V (“Qualcore”).

As of December 31, 2004, Qualcore was current on its rental payments and was not in default of any of its other obligations under the lease agreement. During the first quarter of 2005 Qualcore made a business decision to withhold payment of building rent as part of a business strategy to negotiate new lease terms with its landlord. Qualcore believed it would be in a better negotiating position with its landlord to extract better lease terms, including lower rent, if the landlord thought there was a risk of a default under the lease. After a process of negotiations with the landlord, Qualcore paid the unpaid lease payments during the second quarter of 2005.

Qualcore was not current on its rental payments at the time Elamex filed its report on Form 10-K for the year ended December 31, 2004. Notwithstanding that fact, the Company determined that it was probable that the Company would not be required to perform under the lease agreement guarantee due to a number of factors including the following:

®         First, Elamex’s business partner in Qualcore was General Electric. General Electric was a co-guarantor on the lease agreement with Elamex. General Electric has long-standing extensive business operations in Mexico. General Electric also has substantial business relationships in Mexico. As mentioned in our prior response letters, General Electric had substantial operational control over Qualcore. Since General Electric was a substantially more financial viable guarantor than Elamex, and was funding Qualcore’s operating cash needs, as described below, General Electric took the lead role directing Qualcore management and in finding a replacement lessee. By time Elamex filed its Form 10-K for the year 2004, Elamex believed that a sale of the Qualcore business could be completed in a manner that would terminate Elamex’s building lease guaranty obligations with no payments required.  On February 23, 2005 Elamex received a copy of a letter of intent to purchase select assets of Qualcore, and to lease the building. (This letter of intent was actively being revised and discussed through the time of filing of the Form 10-K)  As the filing deadline for the Form 10-K was reached, Elamex management and the Elamex audit committee evaluated the need to accrue for the guaranty obligation, considering all facts and circumstances, including the probability that a sale of the Qualcore business would occur. They concluded that it was probable that Qualcore would either consummate this deal with no continuing guaranty obligation to Elamex, or that another transaction could be completed on terms under which Elamex would not be required to make any lease payments.

®         Up to the time of filing the Form 10-K for 2004, General Electric was funding Qualcore operations and they stated their willingness to continue until the business was sold.

If you have questions or require additional information you may contact me at (915) 298-3071 or Dan Rabun of Baker & McKenzie LLP at (214) 978-3018.

Sincerely,

Sam L. Henry

Senior Vice-President and Chief Financial Officer